                                 EXHIBIT 99.2

                                  FORM 10-QSB

                          OFFICE OF THRIFT SUPERVISION
                            Washington, D.C. 20552

(Mark One)

[X]       QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended         June 30, 1997
                               ---------------------------

                                      OR

[_]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Office of Thrift Supervision Docket Number 04195

                      THE WAYNE SAVINGS AND LOAN COMPANY
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

Ohio                                                            34-0606020
----------------------                                    ----------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

151 North Market Street
Wooster, Ohio                                                       44691
------------------                                              -------------
(Address of principal                                             (Zip Code)
executive office)

Registrant's telephone number, including area code: (330) 264-5767

Check whether the issuer: (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   X                No _____
    -----

As of August 11, 1997, the latest practicable date, 2,250,709 shares of the registrant's common stock, $1.00 par value, were issued and outstanding.

                              Page 1 of 13 pages

                      The Wayne Savings and Loan Company

                                     INDEX

                                                            Page
PART I   -  FINANCIAL INFORMATION

            Statements of Financial Condition                 3

            Statements of Earnings                            4

            Statements of Cash Flows                          5

            Notes to Financial Statements                     7

            Management's Discussion and Analysis of
            Financial Condition and Results of
            Operations                                        9

PART II - OTHER INFORMATION                                  12

SIGNATURES                                                   13

                      THE WAYNE SAVINGS AND LOAN COMPANY

                       STATEMENTS OF FINANCIAL CONDITION

                       (In thousands, except share data)

                                                                                           JUNE 30,   MARCH 31,
ASSETS                                                                                       1997        1997
Cash and due from banks                                                                    $  1,547    $  1,302
Federal funds sold                                                                            2,700       1,125
Interest-bearing deposits in other financial institutions                                     7,183       5,179
                                                                                           --------    --------
          Cash and cash equivalents                                                          11,430       7,606

Certificates of deposit in other financial institutions                                       5,500       7,500
Investment securities - at amortized cost, approximate
  market value of $17,396 and $16,904 as of June 30, 1997
  and March 31, 1997                                                                         17,448      16,970
Mortgage-backed securities available for sale - at market                                       342         378
Mortgage-backed securities - at cost, approximate
  market value of $405 and $497 as of June 30, 1997
  and March 31, 1997                                                                            401         495
Loans receivable - net                                                                      207,901     209,404
Loans held for sale - at lower of cost or market                                                685           -
Real estate acquired through foreclosure                                                        820         809
Office premises and equipment - at depreciated cost                                           4,577       3,991
Federal Home Loan Bank stock - at cost                                                        2,577       2,531
Accrued interest receivable on loans                                                          1,155       1,139
Accrued interest receivable on mortgage-backed securities                                         5           7
Accrued interest receivable on investments and
  interest-bearing deposits                                                                     383         226
Prepaid expenses and other assets                                                               901         790
Prepaid federal income taxes                                                                    105         329
                                                                                           --------    --------

          Total assets                                                                     $254,230    $252,175
                                                                                           ========    ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                   $212,808    $211,442
Advances from the Federal Home Loan Bank                                                     16,000      16,000
Loan payable to Employee Stock Ownership Plan                                                    11          35
Advances by borrowers for taxes and insurance                                                   884         701
Accrued interest payable                                                                        172         226
Accounts payable on mortgage loans serviced for others                                          257         126
Other liabilities                                                                               400         382
Accrued federal income taxes                                                                    193         148
                                                                                           --------    --------
          Total liabilities                                                                 230,725     229,060

Stockholders' equity
  Common stock (20,000,000 shares of $1.00 par value authorized;
    2,250,622 and 1,498,889 shares issued and outstanding at June 30, 1997
    and March 31, 1997)                                                                       2,251       1,499
  Additional paid-in capital                                                                  5,870       5,844
  Retained earnings - substantially restricted                                               15,364      15,777
  Less shares acquired by Employee Stock Ownership Plan                                         (11)        (35)
  Unrealized gains on securities available for sale, net of related tax effects                  31          30
                                                                                           --------    --------
          Total stockholders' equity                                                         23,505      23,115
                                                                                           --------    --------

          Total liabilities and stockholders' equity                                       $254,230    $252,175
                                                                                           ========    ========

                      THE WAYNE SAVINGS AND LOAN COMPANY

                            STATEMENTS OF EARNINGS

                      For the three months ended June 30,
                       (In thousands, except share data)


                                                                                            1997           1996
Interest income
  Loans                                                                                    $4,280         $4,296
  Mortgage-backed securities                                                                   15             32
  Investment securities                                                                       260            219
  Interest-bearing deposits and other                                                         237            183
                                                                                           ------         ------
          Total interest income                                                             4,792          4,730

Interest expense
  Deposits                                                                                  2,518          2,503
  Borrowings                                                                                  236            143
                                                                                           ------         ------
          Total interest expense                                                            2,754          2,646
                                                                                           ------         ------

          Net interest income                                                               2,038          2,084

Provision for losses on loans                                                                  15              5
                                                                                           ------         ------

          Net interest income after provision for
            losses on loans                                                                 2,023          2,079

Other income
  Gain on sale of loans                                                                        57              -
  Service fees, charges and other operating                                                   151            139
                                                                                           ------         ------
          Total other income                                                                  208            139

General, administrative and other expense
  Employee compensation and benefits                                                          778            829
  Occupancy and equipment                                                                     233            208
  Federal deposit insurance premiums                                                           51            136
  Franchise taxes                                                                              76             71
  Other operating                                                                             328            323
                                                                                           ------         ------
          Total general, administrative and other expense                                   1,466          1,567
                                                                                           ------         ------

          Earnings before income taxes                                                        765            651

Federal income taxes
  Current                                                                                     216            165
  Deferred                                                                                     45             56
                                                                                           ------         ------
          Total federal income taxes                                                          261            221
                                                                                           ------         ------

          NET EARNINGS                                                                     $  504         $  430
                                                                                           ======         ======

          EARNINGS PER SHARE                                                                 $.22           $.19
                                                                                           ======         ======

                      THE WAYNE SAVINGS AND LOAN COMPANY

                           STATEMENTS OF CASH FLOWS

                      For the three months ended June 30,
                                (In thousands)


                                                                                         1997        1996
Cash flows from operating activities:
  Net earnings for the period                                                           $    504   $    430
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                        18          1
    Amortization of deferred loan origination fees                                           (87)      (106)
    Amortization expense of employee benefit plans                                            14         29
    Depreciation and amortization                                                             96         96
    Loans originated for sale in the secondary market                                     (2,484)         -
    Proceeds from sale of loans                                                            1,829          -
    Gain on sale of loans                                                                    (30)         -
    Provision for losses on loans                                                             15          5
    Federal Home Loan Bank stock dividends                                                   (46)       (41)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                                   (16)       (10)
      Accrued interest receivable on mortgage-backed
       securities                                                                              2          1
      Accrued interest receivable on investments and
       interest-bearing deposits                                                            (157)       (19)
      Prepaid expenses and other assets                                                     (111)       384
      Accrued interest payable                                                               (54)        25
      Accounts payable on mortgage loans serviced for
       others                                                                                131          6
      Other liabilities                                                                       18        (69)
      Federal income taxes
        Current                                                                              224        130
        Deferred                                                                              45         56
                                                                                        --------   --------
           Net cash provided by (used in) operating
            activities                                                                       (89)       918

Cash flows provided by (used in) investing activities:
  Purchase of investment securities                                                         (500)         -
  Proceeds from maturity of investment securities                                              4      1,080
  Principal repayments on mortgage-backed securities                                         131        246
  Loan principal repayments                                                               12,964     15,230
  Loan disbursements                                                                     (11,389)   (16,774)
  Purchase of office premises and equipment - net                                           (682)       (22)
  Proceeds from sale of real estate acquired through
   foreclosure                                                                                 -        503
  Additions to real estate acquired through foreclosure                                      (11)       (20)
  Decrease in certificates of deposit in other
   financial institutions                                                                  2,000          -
                                                                                        --------   --------
           Net cash provided by investing activities                                       2,517        243
                                                                                        --------   --------
           Net cash provided by operating and
            investing activities
             (balance carried forward)                                                     2,428      1,161
                                                                                        --------   --------

                      THE WAYNE SAVINGS AND LOAN COMPANY

                      For the three months ended June 30,
                                (In thousands)


                                                                                           1997           1996
           Net cash provided by operating and investing activities
             (balance brought forward)                                                   $ 2,428        $ 1,161

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                         1,366          2,020
  Proceeds from Federal Home Loan Bank advances                                            1,000          5,000
  Repayment of Federal Home Loan Bank advances                                            (1,000)        (5,000)
  Advances by borrowers for taxes and insurance                                              183           (600)
  Proceeds from exercise of stock options                                                     15             12
  Dividends paid on common stock                                                            (168)          (152)
                                                                                         -------        -------
           Net cash provided by financing activities                                       1,396          1,280
                                                                                         -------        -------

Net increase in cash and cash equivalents                                                  3,824          2,441

Cash and cash equivalents at beginning of period                                           7,606         10,190
                                                                                         -------        -------

Cash and cash equivalents at end of period                                               $11,430        $12,631
                                                                                         =======        =======

Supplemental disclosure of cash flow information:
Cash paid during the period for:
 Federal income taxes                                                                    $     -        $    43
                                                                                         =======        =======

 Interest on deposits and borrowings                                                     $ 2,808        $ 2,621
                                                                                         =======        =======


Supplemental disclosure of noncash investing activities:
Unrealized gains (losses) on securities designated as
 available for sale, net of related tax effects                                          $     1        $    (1)
                                                                                         =======        =======

Recognition of mortgage servicing rights in accordance
 with SFAS No. 122                                                                       $    27        $     -
                                                                                         =======        =======

                       THE WAYNE SAVINGS AND LOAN COMPANY

                         NOTES TO FINANCIAL STATEMENTS


1.   Basis of Presentation
     ---------------------

     The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Accordingly, these financial statements should be read in conjunction with the financial statements and notes thereto of The Wayne Savings and Loan Company (the "Company") included in the Annual Report on Form 10-KSB for the year ended March 31, 1997. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included. The results of operations for the three month periods ended June 30, 1997 and 1996 are not necessarily indicative of the results which may be expected for the entire fiscal year.

2.   Earnings Per Share
     ------------------

     Earnings per share for the three months ended June 30, 1997 and 1996 is computed based on 2,244,637 and 2,229,907 weighted-average shares outstanding, respectively. The weighted-average shares outstanding for the three month period ended June 30, 1996, has been restated to give effect to the three-for-two stock split which was distributed in June 1997.

3.   Effects of Recent Accounting Pronouncements
     -------------------------------------------

     In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans.

     Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Company will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25 and, therefore, the disclosure provisions of SFAS No. 123 will have no effect on its financial condition or results of operations.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of

                      THE WAYNE SAVINGS AND LOAN COMPANY

3.   Effects of Recent Accounting Pronouncements (continued)
     -------------------------------------------

     financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

     An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability or the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

     SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material effect on the Company's financial position or results of operations.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Company's basic and diluted earnings per share for the three months ended June 30, 1997, would have been $.22 and $.22, respectively.

                      THE WAYNE SAVINGS AND LOAN COMPANY

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Discussion of Financial Condition Changes from March 31, 1997 to June 30, 1997
------------------------------------------------------------------------------

At June 30, 1997, the Company had total assets of $254.2 million, an increase of approximately $2.1 million, or .8%, over March 31, 1997. This increase was funded primarily by a $1.4 million increase in deposits and undistributed net earnings of $336,000.

Cash and due from banks, federal funds sold, interest-bearing deposits, certificates of deposit and investment securities totaled approximately $34.4 million, an increase of approximately $2.3 million, or 7.2%, over March 31, 1997 levels. Regulatory liquidity approximated 16.4% at June 30, 1997, compared to 15.3% at March 31, 1997.

Loans receivable decreased by approximately $818,000, or .4%, from the March 31, 1997 total. This decrease resulted from principal repayments of $13.0 million and sales of $1.8 million, which were partially offset by loan disbursements of $13.9 million. The allowance for loan losses totaled $939,000 at June 30, 1997, as compared to $914,000 at March 31, 1997. Nonperforming loans totaled $1.0 million at June 30, 1997 and $962,000 at March 31, 1997. The allowance for loan losses totaled 90.9% and 95.0% of nonperforming loans at June 30, 1997 and March 31, 1997, respectively. Although management believes that its allowance for loan losses at June 30, 1997, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

Deposits increased by approximately $1.4 million, or .6%, to a total of $212.8 million at June 30, 1997. The increase in deposits is primarily attributable to management's continuing efforts to achieve a moderate rate of growth through marketing and pricing strategies.

The Company is subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At June 30, 1997, the Company's tangible and core capital of $23.5 million, or 9.2%, exceeded the minimum 1.5% and 3.0% requirements of $3.8 million and $7.6 million, respectively, by $19.7 million and $15.8 million. The Company's risk-based capital of $24.2 million, or 17.8%, exceeded the 8.0% minimum requirement by approximately $13.3 million.

Comparison of Operating Results for the Three Month Periods Ended June 30, 1997
-------------------------------------------------------------------------------
and 1996
--------

Net earnings totaled $504,000 for the three months ended June 30, 1997, as compared to net earnings of $430,000 for the same period in 1996, an increase of $74,000 or 17.2%. The increase in net earnings resulted primarily from a decrease in general, administrative and other expense of $101,000 and an increase in other income of $69,000, which were partially offset by a $46,000 decrease in net interest income, a $10,000 increase in the provision for losses on loans, and a $40,000 increase in the provision for federal income taxes.

                       THE WAYNE SAVINGS AND LOAN COMPANY

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Operating Results for the Three Month Periods Ended June 30, 1997
-------------------------------------------------------------------------------
and 1996 (continued)
--------

Net Interest Income
-------------------

Interest on loans and mortgage-backed securities decreased by $33,000, or .8%, for the three months ended June 30, 1997, from same period in 1996. The decrease resulted primarily from a decrease in the weighted-average yield year-to-year, which was partially offset by a $1.7 million increase in the loan portfolio balance outstanding. Average loans receivable increased to $209.0 million for the three months ended June 30, 1997, compared to $207.3 million for the same period in 1996.

Interest on investments and interest-bearing deposits increased by $95,000, or 23.6%, during the current three month period, which is a result of a $2.5 million increase in the average portfolio balance year-to-year.

Interest expense on deposits and borrowings increased by $108,000, or 4.1%, during the three months ended June 30, 1997, as compared to the comparable quarter in 1996. The increase can be primarily attributed to an increase in the average balance of interest-bearing liabilities, which increased to $228.1 million from $225.3 million during the same period in 1996.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $46,000, or 2.2%, during the three month period ended June 30, 1997, as compared to the same period in 1996.

Provision for Losses on Loans
-----------------------------

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $15,000 provision for losses on loans during the three months ended June 30, 1997, an increase of $10,000 over the same period in 1996. There can be no assurance that the loan loss allowance of the Company will be adequate to cover losses on nonperforming assets in the future.

Other Income
------------

Other income totaled $208,000 for the three months ended June 30, 1997, an increase of $69,000, or 49.6%, over the comparable 1996 quarter. This increase was due primarily to the $57,000 gain on sale of loans realized in the current period.

                      THE WAYNE SAVINGS AND LOAN COMPANY

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Operating Results for the Three Month Periods Ended June 30, 1997
-------------------------------------------------------------------------------
and 1996 (continued)
--------

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense decreased by $101,000, or 6.4%, during the current three month period, due primarily to an $85,000, or 62.5%, decrease in federal deposit insurance premiums and a $51,000, or 6.2%, decrease in employee compensation and benefits, which were partially offset by a $25,000, or 12.0%, increase in occupancy and equipment. The decrease in federal deposit insurance premiums resulted from a reduction in premium insurance rates, following the Savings Association Insurance Fund recapitalization assessment paid in fiscal 1997. The decrease in employee compensation and benefits was due primarily to a reduction in compensation expense following the expiration of the Management Recognition and Retention Plan. The increase in occupancy and equipment was due to the increased depreciation and other costs relating to the construction of the new facility at the existing Cleveland Road branch and the main office renovation.

Federal Income Taxes
--------------------

The provision for federal income taxes amounted to $261,000 for the three months ended June 30, 1997, an increase of $40,000, or 18.1%, as compared to the $221,000 provision recorded for the same period in 1996. The increase resulted primarily from a $114,000, or 17.5%, increase in pretax earnings year-to-year. The effective tax rates for the three months ended June 30, 1997 and 1996 were 34.1% and 33.9%, respectively.

                      The Wayne Savings and Loan Company

                                    PART II


ITEM 1.   Legal Proceedings
          -----------------

          Not applicable


ITEM 2.   Changes in Securities
          ---------------------

          Not applicable


ITEM 3.   Defaults Upon Senior Securities
          -------------------------------

          Not applicable


ITEM 4.   Submission of Matters to a Vote of Security Holders
          ---------------------------------------------------

          On July 24, 1997, the Annual Meeting of the Company's Stockholders was held. Two directors were elected to terms expiring in 2000 by the following votes:
               Kenneth G. Rhode       For:  1,926,527           Withheld:  3,466
               James C. Morgan        For:  1,926,109           Withheld:  3,884

          Three other matters were submitted to the stockholders, for which the following votes were cast:

          1) Ratification of the compensation of the Board of Directors for the fiscal year ended March 31, 1998.
               For:  1,887,173        Against:  24,108          Abstain:  17,701


          2) Ratification of an Agreement and Plan of Reorganization providing for the establishment of Wayne Savings Bankshares, Inc. as the stock holding company parent of the Company, which stock holding company will be majority owned by Wayne Savings Bankshares, M.H.C., the Company's mutual holding company.

               For:  1,855,735  Against:  4,945  Abstain:  19,576

          3) Ratification of the appointment of Grant Thornton LLP as independent auditors of the Company for the fiscal year ended March 31, 1998.
               For:  1,920,218        Against:  894             Abstain:  8,881


ITEM 5.   Other Materially Important Events
          ---------------------------------

          None


ITEM 6.   Exhibits and Reports on Form 8-K
          --------------------------------

          None

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 13, 1997                   By: /s/ Charles F. Finn
     -------------------------              ------------------------------
                                            Charles F. Finn
                                            President


Date: August 13, 1997                   By: /s/ Todd J. Tappel
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                                            Todd J. Tappel
                                            Principal Accounting Officer

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